Contact

www.linkedin.com/in/mjsadler
(LinkedIn)

Top Skills

Military
Management
Team Leadership

Mike Sadler

Founder/President at Hook Point Brewing Co.
Collierville, Tennessee, United States

Experience

Hook Point Brewing Co.

Founder/Owner
November 2018 - Present (5 years 6 months)
Collierville, Tennessee, United States

Flat Hat LLC/Hook Point Brewing Co.

President/Co-Founder
January 2014 - Present (10 years 4 months)
Collierville, TN

FedEx Express

Pilot - MD-11
June 1993 - Present (30 years 11 months)

Captain on MD-11, Airbus A-300/310, B-757, B-727 and Flight Engineer and Instructor on B-727

Wealth Investors LLC

COO
2011 - 2013 (2 years)
Collierville, TN

Wealth Investors specializes in generating, managing and directing internet traffic and creating internet investment opportunites for individuals and businesses.

US Navy

Pilot
February 1985 - August 2001 (16 years 7 months)

F/A-18 Strike/Fighter Pilot, Intermediate Jet Flight Instructor (SERGRAD), Navy Reserve C-9 Aircraft Commander.

Education

Georgia Southern University

BS, EET · (1979 - 1984)